UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. __)1

SED International Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

784109209
(CUSIP Number)

MARTIN W. ENRIGHT, ESQ.
LITTMAN KROOKS LLP
655 Third Avenue
New York, New York 10017
(212) 490-2020
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

______________________
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Allyn R. Earl

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 458,402
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 458,402
	10	SHARED DISPOSITIVE POWER 117,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,402

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784109209

Item 1. Security and Issuer.

Name and Address of Issuer:

SED International Holdings, Inc. (the “Company” or the “Issuer”)
4916 North Royal Atlanta Drive
Tucker, Georgia 30084

Title of Class of Securities:

Common Stock, par value $.01 per share (the “Common Stock”)

Item 2. Identity and Background.

This statement is being filed by Allyn R. Earl (“Earl”), an individual residing at 38 Dwight Avenue, Clinton, New York 13323, who is a citizen of the United States. Earl is an individual investing personal funds in the Common Stock of the Company for his own personal benefit. Pursuant to Fidelity Trading Authorizations Limited to Purchases and Sales of Securities (the “Trading Authorizations”) granted by Hedy A. Hyde, an individual who is a citizen of the United States, Adirondack Capital LLC, a Delaware limited liability company, the principal business of which is to invest in securities in order to achieve its investment objectives,  and Aileen Townsend, an individual who is a citizen of the United States (collectively, the “Investors”), granting Earl the authority to purchase and to sell securities for the benefit of the accounts held by the Investors at his discretion, Earl has purchased shares of Common Stock in the Company for the benefit of each of the Investors as follows: Hedy A. Hyde (92,500 shares of Common Stock); Adirondack Capital LLC (18,700 shares of Common Stock); and Aileen Townsend (6,500 shares of Common Stock). Accordingly, Earl may be deemed for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), to be a beneficial owner of the Common Stock owned by the Investors. Earl disclaims any beneficial ownership of the shares of Common Stock held by the Investors.

On April 22, 2002 Earl purchased 1500 shares of Common Stock for his personal accounts. This purchase brought the total number of shares of Common Stock beneficially owned by Earl to 304,344 shares of Common Stock, which was equal to 3.82% of the total outstanding shares of Common Stock of the Issuer at that time (based upon the 7,971,078 shares of Common Stock outstanding as of January 29, 2002, as reported on the Issuer’s Form 10-Q for the period ended December 31, 2001). The total number of shares of Common Stock owned by the Investors and Earl at that time was 408,744, which was equal to 5.13% of the total outstanding shares of Common Stock of the Issuer.

On April 26, 2002 the Company declared a 1-for-2 reverse stock split effective as of April 30, 2002. On April 30, 2002 Earl was the beneficial owner of 156,672 shares of Common Stock (after giving effect to the reverse stock split), which was equal to 3.98% of the total outstanding shares of Common Stock of the Issuer at that time (based upon the 3,929,670 shares of Common Stock outstanding as of April 30, 2002, as reported on the Issuer’s Form 10-Q for the period ended March 31, 2002). The total number of shares of Common Stock (after giving effect to the reverse stock split) owned by the Investors and Earl at that time was 216,871 which was equal to 5.51% of the total outstanding shares of Common Stock of the Issuer.

Since that time Earl has executed numerous purchases of shares of Common Stock for his own personal accounts and for the accounts of the Investors (see Schedule A attached hereto).

CUSIP NO. 784109209

During the past five years Earl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of October 12, 2007, Earl has invested approximately $568,419.59 of his own personal funds in shares of Common Stock of the Issuer, and has caused the Investors to invest an aggregate of approximately $183,027.64 of their personal funds in shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

The shares of Common Stock were acquired for investment purposes. Earl and the Investors may, subject to market conditions and other factors deemed relevant by Earl and the Investors, purchase additional shares of Common Stock of the Issuer or dispose of such shares of Common Stock in open market transactions or privately negotiated transactions. There is no current intention or plan for Earl or any Investor to act in concert with regard to such decisions. The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or as would result from any of the actions discussed above.

Item 5. Interest in Securities of the Issuer.

(a) Earl has sole voting and investment authority over the 458,402 shares of Common Stock purchased for his personal accounts. Earl has shared dispositive power over the 117,700 shares of Common Stock owned by the Investors. Earl does not have voting power over the 117,700 shares of Common Stock owned by the Investors. Each of the Investors has sole voting power over its own shares of Common Stock.

(b) As of December 31, 2007 Earl is the beneficial owner of the 458,402 shares of Common Stock or 10% of the outstanding shares of Common Stock of the Issuer (based upon 4,573,856 shares of Common Stock outstanding as of May 1, 2008, as reported on Form 10-Q for the period ended March 31, 2008.) held in his personal accounts.

Earl may be deemed to be the beneficial owner for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”) of an aggregate of 576,102 shares of Common Stock (458,402 shares of Common Stock held in his personal accounts and an aggregate of 117,700 shares of Common Stock held by the Investors) representing approximately 12.6% of the outstanding shares of Common Stock of the Issuer (based upon 4,573,856 shares of Common Stock outstanding as of May 1, 2008, as reported on Form 10-Q for the period ended March 31, 2008.) Earl disclaims any beneficial ownership of the shares of Common Stock held by the Investors.

(c) Earl has effected no transactions for his personal accounts in the shares of Common Stock during the past 60 days, and has caused the Investors to effect no transactions in the shares of Common Stock during the past 60 days.

CUSIP NO. 784109209

(d) Inapplicable.

(e) Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

A Fidelity Trading Authorization Limited to Purchases and Sales of Securities between Hedy A. Hyde and Earl, granting Earl the right to acquire and dispose of shares of Common Stock of the Issuer.

A Fidelity Trading Authorization Limited to Purchases and Sales of Securities between Adirondack Capital LLC and Earl, granting Earl the right to acquire and dispose of shares of Common Stock of the Issuer.

A Fidelity Trading Authorization Limited to Purchases and Sales of Securities between Aileen Townsend and Earl, granting Earl the right to acquire and dispose of shares of Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.    Exhibit Description

Inapplicable.

CUSIP NO. 784109209
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2008

ALLYN R. EARL

/s/ Allyn R. Earl
Allyn R. Earl

CUSIP NO. 784109209

SCHEDULE A

Transactions in the shares of Common Stock
since Earl and the Investors have held a combined 5% interest of the shares of Common Stock

ALLYN R. EARL

Date of Purchase/(Sale)	Shares of Common Stock Purchased/(Sold)	Price Per share of Common Stock ($US)
4/22/2002	749.9980	$2.01
4/22/2002	749.9980	$2.01
4/23/2002	149.9996	$2.04
4/23/2002	349.9991	$2.02
4/23/2002	499.9987	$2.01
4/23/2002	999.9973	$1.92
4/24/2002	499.9987	$2.03
4/26/2002	1000.0000	$1.98
4/29/2002	500.0000	$1.93
4/29/2002	500.0000	$2.02
5/09/2002	500.0000	$1.70
5/09/2002	1000.0000	$1.68
5/14/2002	200.0000	$1.66
5/14/2002	1000.0000	$1.66
5/15/2002	2000.0000	$1.61
5/16/2002	200.0000	$1.60
5/16/2002	1000.0000	$1.60
6/03/2002	500.0000	$1.71
6/05/2002	200.0000	$1.76
6/05/2002	300.0000	$1.71
8/08/2002	100.0000	$1.34
8/08/2002	100.0000	$1.39
8/08/2002	200.0000	$1.14
8/08/2002	200.0000	$1.14
8/08/2002	400.0000	$1.16
8/08/2002	800.0000	$1.49
8/08/2002	900.0000	$1.17
8/15/2002	600.0000	$1.12
8/19/2002	200.0000	$1.14
8/19/2002	300.0000	$1.10
8/19/2002	500.0000	$1.20
8/21/2002	1200.0000	$1.21
9/19/2002	100.0000	$0.60
9/19/2002	100.0000	$0.63
9/19/2002	100.0000	$0.50
9/19/2002	918.0000	$0.50
9/19/2002	982.0000	$0.65
10/07/2002	1000.0000	$0.91
10/09/2002	1000.0000	$0.56
10/10/2002	1100.0000	$0.56

CUSIP NO. 784109209

10/11/2002	1000.0000	$0.56
10/14/2002	1500.0000	$0.56
10/18/2002	1000.0000	$0.61
10/21/2002	500.0000	$0.63
11/11/2002	1500.0000	$0.66
11/20/2002	2000.0000	$0.66
12/12/2002	1500.0000	$0.56
1/02/2003	1500.0000	$0.41
1/07/2003	2200.0000	$0.38
2/20/2003	2000.0000	$0.41
3/27/2003	2000.0000	$0.52
4/02/2003	2500.0000	$0.49
4/14/2003	1500.0000	$0.43
4/14/2003	2000.0000	$0.50
4/16/2003	2500.0000	$0.42
4/23/2003	2000.0000	$0.51
5/02/2003	2000.0000	$0.48
5/09/2003	5000.0000	$0.42
5/25/2004	500.0000	$2.02
5/27/2004	400.0000	$1.92
8/09/2004	1000.0000	$1.61
8/10/2004	3000.0000	$1.60
8/25/2004	500.0000	$1.84
8/25/2004	500.0000	$1.72
8/25/2004	1000.0000	$1.90
9/01/2004	3000.0000	$1.60
9/07/2004	2500.0000	$1.60
9/07/2004	3000.0000	$1.60
9/09/2004	500.0000	$1.57
9/09/2004	1000.0000	$1.80
9/09/2004	2000.0000	$1.60
9/15/2004	2000.0000	$1.40
9/20/2004	2000.0000	$1.50
9/21/2004	500.0000	$1.52
9/21/2004	1500.0000	$1.55
9/22/2004	500.0000	$1.42
9/23/2004	300.0000	$1.45
9/29/2004	500.0000	$1.33
9/29/2004	1000.0000	$1.41
10/07/2004	500.0000	$1.50
10/07/2004	1500.0000	$1.49
10/26/2004	500.0000	$1.32
10/26/2004	1500.0000	$1.35
10/28/2004	1000.0000	$1.26
10/28/2004	1500.0000	$1.30
10/29/2004	2000.0000	$1.25
11/01/2004	1500.0000	$1.26
11/02/2004	1500.0000	$1.25
11/02/2004	1500.0000	$1.25
11/03/2004	1500.0000	$1.26
11/04/2004	1500.0000	$1.26
11/10/2004	1500.0000	$1.16
11/12/2004	1500.0000	$1.16

CUSIP NO. 784109209

11/16/2004	600.0000	$1.09
11/17/2004	1000.0000	$1.16
11/18/2004	1500.0000	$1.15
11/23/2004	1200.0000	$1.26
11/30/2004	500.0000	$1.07
11/30/2004	1500.0000	$1.25
12/01/2004	1200.0000	$1.26
12/03/2004	1200.0000	$1.26
12/03/2004	400.0000	$1.29
12/06/2004	500.0000	$1.08
12/14/2004	1500.0000	$1.06
12/15/2004	1000.0000	$1.06
12/17/2004	1500.0000	$0.76
12/20/2004	2000.0000	$0.74
12/27/2004	1500.0000	$0.91
12/28/2004	1000.0000	$0.81
12/29/2004	1500.0000	$0.91
12/30/2004	1200.0000	$1.02
12/31/2004	1000.0000	$0.81
1/06/2005	1200.0000	$1.11
1/10/2005	1000.0000	$1.11
1/28/2005	1500.0000	$0.91
1/31/2005	1000.0000	$0.91
2/11/2005	500.0000	$0.98
2/11/2005	500.0000	$0.98
2/11/2005	1500.0000	$0.97
2/16/2005	1000.0000	$0.97
2/23/2005	1200.0000	$0.97
2/25/2005	1000.0000	$0.97
2/25/2005	1200.0000	$0.91
3/01/2005	500.0000	$0.98
3/02/2005	1000.0000	$0.97
3/04/2005	500.0000	$0.92
3/07/2005	1000.0000	$0.91
3/10/2005	1000.0000	$0.78
3/18/2005	1000.0000	$0.63
3/22/2005	1000.0000	$0.66
3/24/2005	1000.0000	$0.64
3/30/2005	2000.0000	$0.63
4/07/2005	1500.0000	$0.67
4/08/2005	250.0000	$0.68
4/22/2005	2000.0000	$0.67
5/02/2005	2000.0000	$0.66
5/04/2005	500.0000	$0.67
5/05/2005	300.0000	$0.69
5/12/2005	1200.0000	$0.66
5/18/2005	1000.0000	$0.66
5/23/2005	1000.0000	$0.66
5/24/2005	1000.0000	$0.66
5/25/2005	1200.0000	$0.66
5/26/2005	1000.0000	$0.66
6/01/2005	2000.0000	$0.66
6/10/2005	2500.0000	$0.66

CUSIP NO. 784109209

6/16/2005	2000.0000	$0.52
6/17/2005	2000.0000	$0.51
6/20/2005	2000.0000	$0.51
6/22/2005	2000.0000	$0.48
7/01/2005	3000.0000	$0.48
7/05/2005	2000.0000	$0.48
7/06/2005	2000.0000	$0.48
7/18/2005	2000.0000	$0.53
8/11/2005	2000.0000	$0.52
8/12/2005	2000.0000	$0.56
8/15/2005	2000.0000	$0.52
8/17/2005	1000.0000	$0.51
8/18/2005	1000.0000	$0.51
8/19/2005	1000.0000	$0.48
8/22/2005	1000.0000	$0.48
8/26/2005	1000.0000	$0.48
8/29/2005	2000.0000	$0.46
9/14/2005	1000.0000	$0.39
9/28/2005	1000.0000	$0.52
10/04/2005	1000.0000	$0.52
10/05/2005	1200.0000	$0.52
10/11/2005	800.0000	$0.54
10/14/2005	1000.0000	$0.54
10/14/2005	1000.0000	$0.54
10/19/2005	500.0000	$0.53
10/21/2005	1000.0000	$0.52
10/21/2005	1000.0000	$0.52
10/24/2005	1200.0000	$0.52
10/26/2005	1000.0000	$0.54
10/31/2005	1200.0000	$0.54
11/01/2005	1500.0000	$0.54
11/09/2005	1000.0000	$0.54
11/14/2005	1000.0000	$0.54
11/22/2005	1000.0000	$0.51
1/30/2006	1200.0000	$0.71
2/08/2006	1000.0000	$0.71
3/01/2006	1000.0000	$0.66
3/09/2006	1000.0000	$0.71
3/17/2006	1000.0000	$0.70
3/22/2006	1200.0000	$0.69
3/28/2006	1100.0000	$0.69
8/18/2006	1000.0000	$1.00
8/21/2006	500.0000	$0.92
8/22/2006	500.0000	$0.92
8/25/2006	300.0000	$0.94
9/05/2006	400.0000	$0.83
9/07/2006	200.0000	$0.85
10/06/2006	200.0000	$0.95
12/07/2006	400.0000	$1.21
4/30/2007	1500.0000	$1.01
10/12/2007	500.0000	$1.42

CUSIP NO. 784109209
HEDY A. HYDE

Date of Purchase/(Sale)	Shares of Common Stock Purchased/(Sold)	Price Per share of Common Stock ($US)
4/23/2002	250	$1.96
4/23/2002	250	$1.96
4/23/2002	500	$2.00
4/24/2002	250	$1.96
4/24/2002	750	$2.01
4/25/2002	100	$2.00
4/25/2002	400	$2.02
4/25/2002	500	$1.93
4/25/2002	1000	$2.02
4/26/2002	1000	$1.98
4/29/2002	1500	$2.00
5/02/2002	100	$1.66
5/02/2002	900	$1.81
5/02/2002	1000	$1.64
5/06/2002	1000	$1.78
5/06/2002	1000	$1.80
5/17/2002	200	$1.60
5/17/2002	800	$1.66
5/17/2002	1000	$1.60
8/20/2002	1500	$1.21
9/04/2002	200	$0.75
9/04/2002	300	$0.83
9/04/2002	800	$0.65
9/04/2002	1700	$0.83
9/05/2002	300	$0.73
9/05/2002	992	$0.75
9/05/2002	1208	$0.81
9/07/2004	2000	$1.60
12/13/2004	2000	$1.05
1/11/2005	1200	$1.11
3/22/2005	2000	$0.66
8/18/2006	1000	$1.00
9/25/2006	1000	$5.45
9/26/2006	1000	$0.87
9/27/2006	2000	$0.91
9/28/2006	1500	$1.01
10/03/2006	1000	$1.01
10/10/2006	1200	$1.01
10/17/2006	1200	$0.99
10/18/2006	1000	$1.01
12/14/2006	1200	$1.36

CUSIP NO. 784109209
ADIRONDACK CAPITAL LLC

Date of Purchase/(Sale)	Shares of Common Stock Purchased/(Sold)	Price Per share of Common Stock ($US)
9/19/2006	5000	$0.81
10/25/2006	1000	$1.01
11/24/2006	1000	$1.41
11/27/2006	500	$1.32
11/27/2006	500	$1.40
12/08/2006	1000	$1.21
12/12/2006	1200	$1.36
1/24/2007	1000	$1.41
5/22/2007	2000	$1.06
5/30/2007	2000	$1.10
6/11/2007	500	$1.49
7/09/2007	1000	$1.66
7/16/2007	1000	$1.69
8/07/2007	500	$1.40
8/08/2007	500	$1.34

AILEEN TOWNSEND

Date of Purchase/(Sale)	Shares of Common Stock Purchased/(Sold)	Price Per share of Common Stock ($US)
9/26/2006	2000	$0.87
9/27/2006	2000	$0.89
9/28/2006	500	$0.87
12/18/2006	1000	$1.36
12/21/2006	1000	$1.36